FOX STRATEGIC HOUSING INCOME PARTNERS
                         55 Beattie Place, P.O. Box 2347
                        Greenville, South Carolina 29602
                                 (864) 239-1029


                                   May 5, 1999

Dear Limited Partner:

         We understand that you have recently received an offer from Madison Liquidity Investors ("Madison") to purchase your limited partnership units ("Units") in Fox Strategic Housing Income Partners (the "Partnership") for $100 per Unit, less a $75 transfer fee per transfer. As you are know doubt aware, this is Madison's second offer in 30 days for your Units at the same purchase price of $100 per Unit, which amount is then reduced by $75 for transfer fees. In addition, you have also received an offer from AIMCO Properties, L.P. ("AIMCO") to purchase your Units for $200 per Unit with no deduction for a transfer fee.

         The Partnership, through its general partner, Fox Capital Management Corporation (the "General Partner"), is required by the rules of the Securities Exchange Commission to make a recommendation whether you should accept or reject the tender, or whether the Partnership is remaining neutral. Because the General Partner is affiliated with AIMCO, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to Madison's offer or AIMCO's offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available.

         If you have any questions or would like further information about possible other opportunities to sell your Units, please contact Corporate Investor Communications at (877) 460-2557.

                                   Sincerely,

                                   FOX STRATEGIC HOUSING INCOME
                                   PARTNERS